As filed with the Securities and Exchange Commission on April 2, 2002
Securities Act File No. 005-40894

	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	SCHEDULE TO
	ISSUER TENDER OFFER STATEMENT
	(Pursuant to Section 13(e)(1) of the
	Securities Exchange Act of 1934)
	(Amendment No. 1)

	Morgan Stanley Prime Income Trust
	(Name of Issuer)

	Morgan Stanley Prime Income Trust
	(Name of Person(s) Filing Statement)

	Common Shares of Beneficial Interest, Par Value $.01 Per Share (Title of Class of Securities)

	616971-107
	(CUSIP Number of Class of Securities)

	A. Thomas Smith III, Esq.
	Morgan Stanley Prime Income Trust
	c/o Morgan Stanley Trust
Harborside Financial Center
Plaza Two, 3rd Floor
Jersey City, New Jersey 07311
	(212) 392-1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
Statement)

__Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	__third-party tender offer subject to Rule 14d-1.
	X_issuer tender offer subject to rule 13e-4.
	__going-private transaction subject to Rule 13e-3.
	__amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: X

	This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO that was electronically transmitted via EDGAR on February 15, 2002by Morgan Stanley Prime Income Trust (the
"Trust"), with respect to the tender offer to purchase up to 50,000,000 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule TO to add the following supplemental information:

		(a) The offer contained in the Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer") which was scheduled to expire at 12:00 midnight, New York Time on March 22, 2002and expired at that time.

		(b) 16,496,688.766 common shares, or approximately 8% of the outstanding shares as of the expiration date, March 22, 2002, were validly tendered through the expiration date and were not withdrawn and were purchased by the Trust at a price of $8.49 per common share, the net asset value of the common shares at the time the offer expired.

		(c)  The Schedule TO is hereby terminated.


























Page 2





	 SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						MORGAN STANLEY PRIME INCOME TRUST


						/s/ A. Thomas Smith
						A. Thomas Smith
						Vice President


April 2, 2002


















	Page 3